Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2015

ROUGE RESOURCES LTD.
(An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED JANUARY 31, 2015
(Stated in Canadian Dollars)

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2015

ITEM 1.1             DATE AND INTRODUCTION

This Management Discussion and Analysis was prepared as of May 28, 2015 and was authorized for issuance by the directors of the Company effective on this date. This report should be read in conjunction with the audited financial statements and notes for the year ended January 31, 2015. It focuses on events and activities that affected the Company during the year ended January 31, 2015 and to the date of this report.

The financial information contained in this report complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company (“We”) was incorporated under the name “Gemstar Resources Ltd.” on March 31, 1988 pursuant to the provisions of the Company Act (British Columbia). In March 2006, we were transitioned to the Business Corporations Act (British Columbia). On March 25, 2008, the Company changed its name to Rouge Resources Ltd. and its registered and records office is located at 203-409 Granville Street, Vancouver BC, V6C 1T2.

We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a “foreign private issuer” in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. Prior to August 30, 2012, our common shares were quoted only on the OTC:BB in the United States under the symbol ROUGF and since this date, have also been listed for trading on the TSX Venture Exchange under the symbol ROU.

At January 31, 2015, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2014 and 2013 – 44,633,171) of which 1,894,800 shares are held in escrow (January 31, 2014 and 2013 – 3,789,600), subject to release following regulatory approval.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets. Additional information relating to the Company is available on both SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Description of business

The Company is a Vancouver-based junior mineral exploration company engaged in the business of acquiring, exploring, evaluating and, if warranted, developing mineral resource properties in Canada. No revenue has been generated since inception and there is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of its Property’s economic feasibility can be determined. Moreover, significant financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

We hold a 100% interest in 9 claims in the Thunder Bay Mining District of North Central Ontario area, called the Dotted Lake Property which includes the Lampson Lake claims acquired under the now completed option agreement dated April 10, 2010. We continue to monitor claims in North-Central Ontario and plan to make additional acquisitions in this and other areas when and if The Property is considered to be strategic or otherwise beneficial to the Company.

ITEM 1.2             OVERALL OPERATING PERFORMANCE

During the year ended January 31, 2015, the Company reported a net loss of $186,548, which included a $31,500 impairment of its exploration and evaluation assets following commencement of its claim reconfiguration plan. This compares to a net loss of $209,624 for year ended January 31, 2014 and $239,258 for year ended January 31, 2013. In addition, we spent $17,834 on our exploration and evaluation assets of which $12,500 related to the final payment on the Lampson Lake option agreement and $4,400 related to starting-up a claims reconfiguration plan on its Dotted Lake-Lampson Lake Property completed subsequent to the year end.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2015

Exploration and evaluation assets

The following table summarizes the amounts expended on exploration and evaluation assets as at and for the years ended January 31:

	North-Central Ontario		Totals for years ended January 31,
	Dotted	Lampson
	Lake	Lake	2015	2014	2013
	mining	mining
	claims	claims

Property acquisition costs
Balance, beginning	$24,607	$49,533	$74,140	$61,640	$36,294
Expenditures	4,400	12,500	16,900	12,500	25,346
Impairment	(24,607)	(2,820)	(27,427)	-	-
Balance, ending	4,400	59,213	63,613	74,140	61,640

Exploration and evaluation costs
Balance, beginning	216,867	-	216,867	206,934	176,585
Expenditures
Field and camp costs	-	-	-	-	21,477
Geological consulting and reporting	-	-	-	-	3,488
Geo-referencing	-	-	-	9,933	-
Project administration	934	-	934	-	3,606
Soil sample analysis	-	-	-	-	1,778
Impairment	(4,073)	-	(4,073)	-	-
	(3,139)	-	(3,139)	9,933	30,349
Balance, ending	213,728	-	213,728	216,867	206,934

Total balance, ending	$218,128	$59,213	$277,341	$291,007	$268,574

On April 20, 2010, a director of the Company entered into an exclusive option agreement with local prospectors (“Optionors”) on behalf of the Company in order to acquire 100% interest in two additional claims adjacent to the Dotted Lake Property, known as the Lampson Lake Property. Option payments totaling $60,000 were required as follows: $7,000 payment when the agreement was signed on April 20, 2010 (paid); $12,000 payment on April 20, 2011 (paid); $16,000 payment on April 20, 2012 (paid); and a final payment of $25,000 on April 20, 2013. However on March 1, 2013, the Company agreed with the optionors to split the final payment into two equal amounts of $12,500. The first was paid on April 20, 2013 and the second was paid on April 20, 2014.

These claims are subject to a 2% net smelter royalty (“NSR”) in favour of the optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the optionors and a 1% NSR on any metals and/or a 1% NSR payable to Ontario Exploration Company (“OEC”) on any precious metals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the optionors for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000.

In addition and primarily due to continuing uncertainty in the market conditions of the junior mining exploration sector, the Company started a claims reconfiguration plan on its Dotted Lake-Lampson Lake Property (“The Property”) during the year ended January 31, 2015 and completed it subsequent to the year end in May 2015. The plan was designed to focus entirely on claims of merit and resulted in certain claims being allowed to lapse, certain claims being partially re-staked, and certain land positions were modified or increased as follows:

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2015

-

Low potential claims were allowed to lapse when due and not re-staked. This resulted in 3 claims being cancelled during the year ended January 31, 2015 and 3 more being cancelled subsequent to the year end.

-

Some claims were allowed to lapse when due and only partially re-staked in order to recapture the most promising geology at significantly lower cost compared to expensive assessment work otherwise required to keep the claims in good standing. In this connection, 6 existing claims were re-staked and combined into 3 new claims costing only $4,400 during fourth quarter of the year ended January 31, 2015;

-

Some land positions forming part of or adjacent to existing claims were modified or increased when due in order to enhance exposure to the gold-bearing areas previously identified from earlier exploration on the original property. In this connection, $7,000 was paid subsequent to the year-end for staking 6 new claims at much lower cost than assessment work otherwise required. This action completed the reconfiguration plan on schedule in May 2015, notwithstanding 5 additional claims will be allowed to lapse when due in August 2015 without re-staking.

The Company now has a 100% interest in 9 claims of merit going forward consisting of 101 units or 4,040 acres in The Property, located in the Thunder Bay Mining District of North Central Ontario, until renewal is required in January, March and May 2017. This compares to 18 claims consisting of 171 units or 6,840 acres as at year ended January 31, 2014. As a result of these changes, the Company recorded an impairment charge of $31,500 representing the portion of lapsed claims.

Future exploration plans will be developed when the market for precious metals begins to improve in due course.

ITEM 1.3             SELECTED ANNUAL FINANCIAL INFORMATION

The following table summarizes selected comparative financial information as at and for the years ended January 31:

	2015	2014	2013	2012
FINANCIAL POSITION
Total assets	$286,149	$397,066	$584,877	$243,140
Total liabilities	$187,469	$111,838	$90,025	$351,824
Deficit	($3,908,267)	($3,721,719)	($3,512,095)	($3,272,837)
OPERATIONS
Total revenues	Nil	Nil	Nil	Nil
Net loss	($186,548)	($209,624)	($239,258)	($279,284)
Loss per share	($0.004)	($0.004)	($0.005)	($0.006)

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2015

ITEM 1.4             RESULTS OF OPERATIONS FOR YEAR ENDED JANUARY 31, 2015

The following table summarizes comparative results of operations for the years ended January 31:

		2015		2014		2013
Revenue	$	Nil	$	Nil	$	Nil

Expenses
Amortization and accretion		$380		$543		$776
Consulting services		1,600		5,800		5,670
Interest expense		737		408		391
Listing application expenses		-		402		62,601
Management services		60,000		60,000		60,000
Office admin. and travel		52,909		74,286		44,115
Professional fees		20,731		44,368		47,705
Transfer agent and filing fees		18,691		23,817		18,000
Loss before other item		$(155,048)		$(209,624)		$(239,258)
Other item
Impairment of exploration and evaluation assets		(31,500)		-		-

Net loss		$(186,548)		$(209,624)		$(239,258)
Loss per share
– basic and diluted		$(0.01)		$(0.01)		$(0.01)
Weighted average number of shares outstanding
– basic and diluted		44,633,171		44,633,171		42,299,073

Revenue

The Company is in the exploration stage and has not generated any revenues since inception.

Net Loss

The Company reported a net and comprehensive loss of $186,548 for year ended January 31, 2015 compared to $209,624 for last year. This $23,076 decrease in loss resulted from the following:

-	$163 minor decrease in amortization due to use of declining balance method.
-	$4,200 decrease in consulting fees for business planning purposes
-	$329 increase in interest expense
-	$402 decrease in Listing Application expenses following approval of Listing Application on TSX- V Exchange 2 years ago.
-	$21,377 decrease in office administration and travel expenses primarily due to much lower level of business activity.
-	$23,637 decrease in professional fees (legal, audit and accounting) due to much lower level of business activity and an audit fee over accrual from year ended January 31, 2014.
-	$5,126 decrease in transfer agent and filing fees due to much lower level of business activity.
-	$31,500 one-time impairment of exploration and evaluation assets described in Item 1.2 above.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2015

ITEM 1.5             SUMMARY OF QUARTERLY RESULTS

The following table summarizes comparative operating results for the eight most recently completed quarters during the years ended January 31, 2015 and 2014:

	4th Qtr ended Jan. 31 15	3rd Qtr ended Oct. 31 14	2nd Qtr ended July 31 14	1st Qtr ended Apr. 30 14	4th Qtr ended Jan. 31 14	3rd Qtr ended Oct. 31 13	2nd Qtr ended July 31 13	1st Qtr ended Apr. 30 13

Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	($75,502)	($35,926)	($34,536)	($40,584)	($62,627)	($41,982)	($47,429)	($57,586)
Loss per share	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)
Operating cash flow
(Deficiency)	($34,734)	($35,776)	($35,769)	($46,012)	($47,102)	($42,345)	($60,411)	($68,177)

Our quarterly losses during year ended January 31, 2015 were lower on average than the same quarters last year due to much lower levels of business activity. In addition, the fourth quarter loss in both years was greater than the quarterly averages primarily due to year-end adjustments, not the least of which was the one-time non-cash $31,500 impairment of exploration and evaluation assets as at year ended January 31, 2015.

ITEM 1.6             LIQUIDITY

The following table summarizes comparative working capital (deficiency) positions as at years ended January 31:

Working Capital (Deficiency)	2015	2014	2013
Current assets	$1,020	$97,891	$307,592
Current liabilities	(187,469)	(111,838)	(90,025)
Working capital (deficiency)	$(186,449)	$(13,947)	$217,567

During the year ended January 31, 2015, the working capital deficiency increased to $186,449 from $13,947 as at January 31, 2015. This $172,502 increase resulted primarily from the $155,048 loss for the current year before the non-cash impairment of exploration and evaluation assets.

The current assets at January 31, 2015 consisted of a nominal cash position of $271 (January 31, 2014 - $96,466) and GST receivable $749 (January 31, 2014 - $1,425). The current liabilities at January 31, 2015 consisted of $66,984 of trade payables, accrued liabilities & loan payable (January 31, 2014 - $65,283) and $120,485 of related party payables (January 31, 2014 - $46,555).

The following table summarizes comparative cash flows for the years ended January 31:

Cash Flows	2015	2014	2013

Net cash used in operating activities	($ 152,291)	($ 218,035)	($ 260,425)
Net cash used in investing activities	(17,834)	(22,433)	(55,695)
Net cash from financing activities	73,930	35,089	600,142

Increase (decrease) in cash	($ 96,195)	($ 205,379)	$284,022

Cash, beginning	$96,466	301,845	17,823
Cash, end	$271	$96,466	$301,845

As at January 31, 2015, the Company’s cash position was $271 compared to $96,466 as at last year end. The $96,195 decrease in cash during year ended January 31, 2015 resulted from the following cash flow activities:

(i)

Net cash used in operating activities of $152,291 in 2015 and $218,035 in 2014 was due in both years to on-going operating losses adjusted for changes in non-cash working capital items, including the $31,500 one-time impairment of exploration and evaluation assets in 2015.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2015

(ii)

Net cash used in investing activities of $17,834 in 2015 and $22,433 in 2014 related to expenditures on exploration and evaluation assets to keep the Dotted Lake Property in good standing with the Ontario Ministry of Northern Development and Mines and continuation of scheduled payments under the Lampson Lake option agreement.

(iii)	Net cash from financing activities of $73,930 in 2015 and $35,089 in 2014 arose from an increase in related party payables used to partially fund ongoing operating expenses.

ITEM 1.7             CAPITAL RESOURCES

Share Capital

Authorized share capital
The Company’s authorized share capital consisted of an unlimited number of common shares without par value.

Issued share capital
As at January 31, 2015, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2014 and 2013 – 44,633,171) of which 1,894,800 shares remained in escrow (January 31, 2014 and 2013 – 3,789,600), subject to release following regulatory approval.

Private placements
No shares were issued during the years ended January 31, 2015 and 2014.

During the year ended January 31, 2013, the Company completed two private placements, one brokered and the other non-brokered, of 4,068,000 units for combined gross proceeds of $1,017,000. Share issuance costs of $174,206 were incurred in relation to the brokered private placement.

Basic and diluted loss per share
The calculation of basic and diluted loss per share for year ended January 31, 2015 was based on the net loss attributable to common shareholders of $186,548 (January 31, 2014 - $209,624; January 31, 2013 - $239,258) and the weighted average number of common shares outstanding of 44,633,171 (January 31, 2014 – 44,633,171 and January 31, 2013 – 42,299,073). The diluted loss per share will not include the effect of any share purchase warrants outstanding in the future since the effect would be anti-dilutive.

Stock options
The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion and in accordance with the TSX-V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 10 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, if applicable, but in any event not less than $0.10 per share. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2015

As at January 31, 2015, 2014 and 2013, there were no stock options outstanding.

Share purchase warrants
Share purchase warrants outstanding are as follows:

	Years ended January 31,
	2015		2014		2013
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	warrants	Price	warrants	price	warrants	price

Balance, beginning	-	-	4,068,000	$0.40	30,000,000	$0.10
Warrants issued	-	-	-	-	4,068,000	0.40
Warrants expired	-	-	(4,068,000)	0.40	(30,000,000)	0.10

Balance, ending	-	-	-	$-	4,068,000	$0.40

Capital Management
The Company's policy is to maintain a sufficient capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of share and working capital. There were no changes in the Company's approach to capital management during the year and the Company is not subject to any restrictions on its capital.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and advances from related parties. Although there were two private placements completed during year ended January 31, 2013, there is no assurance that additional financing will be available when needed in the future nor, if available, on commercially reasonable terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due which may impact our ability to continue as a going concern in the future.

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include general economic conditions, the market prices for precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if general economic conditions continue to deteriorate, prices for metals such as gold, silver and molybdenum fall or if results from planned exploration programs are unsuccessful.

ITEM 1.8             OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2015

ITEM 1.9             TRANSACTIONS WITH RELATED PARTIES

Related party payables included in the Statements of Financial Position as at January 31 are as follows:

	2015	2014	2013
Payable to Company directors and companies controlled by its directors	$120,485	$46,555	$11,466

These amounts are non-interest bearing, unsecured with no fixed term of repayment.

The following transactions with company directors and companies controlled by its directors in the Statement of Comprehensive Loss for the years ended January 31 are as follows:

	2015	2014	2013
Consulting services	$1,600	$2,800	$4,500
Management services	60,000	60,000	60,000
Office rent	30,000	30,000	30,000
Professional services	8,113	16,170	16,322
	$99,713	$108,970	$110,822

Key management personnel compensation for the years ended January 31:

	2015	2014	2013
Management services	$60,000	$60,000	$60,000
Professional services	8,113	16,170	16,322
	$68,113	$76,170	$76,322

ITEM 1.10           FOURTH QUARTER ENDED JANUARY 31, 2015

The 4th quarter net loss was $75,502 compared to an average quarterly loss of approximately $37,000 during the first nine months of the year. This difference resulted primarily from the $31,500 one-time non-cash impairment of exploration and evaluation assets described in Item 1.2 above along with normal year-end adjustments in preparation for audit.

ITEM 1.11           SUBSEQUENT AND PROPOSED TRANSACTIONS

As mentioned in Item 1.2 above, the Company paid $7,000 subsequent to the year end in order to complete its claims reconfiguration plan of The Property and thereby keep its new claims in good standing until January, March and May 2017.

ITEM 1.12           CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Basis of preparation
These financial statements have been prepared on an accrual basis; are based on historical costs, modified where applicable; and are presented in Canadian dollars unless otherwise noted.

Significant estimates and assumptions
The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include: the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets, and provisions for restoration and environmental obligations and contingent liabilities.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2015

Significant judgments
The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates and assumptions, in applying accounting policies. The most significant judgments in preparing the Company’s financial statements include:

-	assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty; and

-	classification/ allocation of expenditures as exploration and evaluation assets or operating expenses.

ITEM 1.13            CHANGES IN ACCOUNTING POLICIES

Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for the classification and measurement of financial assets, additional changes relating to financial liabilities, a new general hedge accounting standard which will align hedge accounting more closely with risk management. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

New standard IFRS 15 “Revenue from Contracts with Customers”

This new standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2017 with early adoption permitted.

The Company has not early adopted these standards and is currently assessing the impact that these standards will have on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

ITEM 1.14.           FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts and its credit and security deposit. The Company’s cash and credit card deposit are deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2015

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an on-going basis. The Company ensures there are sufficient funds to meet short-term business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash through private placements or loans from Company directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company only operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Commodity Price Risk
The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of gold, silver and molybdenum. The Company closely monitors commodity prices to determine the most appropriate course of actions.

Classification of financial instruments
Financial assets included in the Statements of Financial Position as at January 31 are as follows:

		January 31,
	2015	2014	2013
Loans and receivables:
Cash and cash equivalents	$271	$96,466	$301,845
Credit card security deposit	6,900	6,900	6,900
	$7,171	$103,366	$308,745

Financial liabilities included in the Statements of Financial Position as at January 31 are as follows:

		January 31,
	2015	2014	2013
Non-derivative financial liabilities:
Trade payables	$16,943	$10,367	$17,958
Loan payable	39,676	39,676	39,676
Related party payables	120,485	46,555	11,466
	$177,104	$96,598	$69,100

Fair value
The fair value of the Company’s financial assets and liabilities approximate the carrying amounts.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2015

ITEM 1.15           OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements
Management is responsible for the preparation and fair presentation of the Company’s financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Conflicts of interest
The Company’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding on terms with respect to the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (BC) (“Corporations Act”) dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the Corporations Act. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and in the best interest of the Company.

Business and Regulatory Risks
We are engaged in the mineral exploration business and manage related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. At present, the Company is not required to provide for restoration and environmental obligations so no provision has been made. However, there is no certainty that all environmental risks and contingencies have been addressed.

Our exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If we are unable to generate significant revenues from our mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood we will prove successful, and there is no assurance that we will generate any revenues nor ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Regulatory risks include the possible delays in getting regulatory approval to the transactions that senior management and the Board of Directors believe to be in the Company’s best interest, increased fees for statutory filings, and the introduction of increasingly more complex reporting requirements which must be complied with in order to maintain our public company position.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2015

Cautionary note regarding forward-looking statements
This Management Discussion and Analysis may contain certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the following: a change in the use of proceeds, the volatility of mineral prices, the possibility that exploration efforts will not yield economically recoverable quantities of minerals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.